Exhibit 99.1

Clearmind Medicine Receives IRB Approval for Phase 1/2a Clinical Trial for Alcohol Use Disorder at Hadassah Medical Center

IRB Approval from Hadassah Medical Center Follows FDA IND Clearance and Prior Approvals from Additional Clinical Sites

Vancouver, Canada, Aug. 05, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that it has received Institutional Review Board (IRB) approval from Hadassah Medical Center, Jerusalem, Israel, for its ongoing Phase 1/2a clinical trial evaluating CMND-100, a proprietary MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD). This approval will enable patient enrollment at Hadassah Medical Center, a leading clinical site in Israel, prior to commencing this first-in-human trial at the site.

The trial includes other first-in-class institutions, such as Yale School of Medicine’s Department of Psychiatry, Johns Hopkins University School of Medicine and Tel Aviv Sourasky Medical Center, Israel. The study at Hadassah-University Medical Center will be led by Prof. Joseph Caraco, Director of Clinical Pharmacology Unit in the Department of Medicine.

IRB approval from Hadassah Medical Center follows Clearmind’s prior regulatory milestones, including U.S. Food and Drug Administration (FDA) clearance of its Investigational New Drug (IND) application and IRB approvals from other clinical sites.

“Securing IRB approval from Hadassah-University Medical Center, a globally respected institution, marks another important step in our journey to address the deep unmet need in Alcohol Use Disorder,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “The addition of Hadassah to our growing network of top-tier research centers — including Yale and Johns Hopkins — reflects the strong momentum behind our clinical program and reinforces our commitment to pioneering next-generation psychedelic-based therapies that can truly change lives.”

Clearmind’s clinical trial is a critical step in addressing the global burden of AUD, which accounts for 4.7% of all deaths worldwide, according to the World Health Organization. The Company anticipates further progress in patient enrollment and data collection across its clinical sites, with the goal of delivering a breakthrough solution for those affected by AUD and their families. The Phase 1/2a clinical trial, a multinational, multi-center study, is designed to assess the safety, tolerability, and pharmacokinetic profile of CMND-100, while also evaluating its preliminary efficacy in reducing alcohol cravings and consumption in patients with AUD.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses commencing this first-in-human trial at Hadassah Medical Center, its journey to address the deep unmet need in Alcohol Use Disorder, its commitment to pioneering next-generation psychedelic-based therapies that can truly change lives and its anticipation of further progress in patient enrollment and data collection across its clinical sites, with the goal of delivering a breakthrough solution for those affected by AUD and their families. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.